SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Tango Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

87583X109

(CUSIP Number)

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87583X109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS BCTG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,988,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,988,450
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,988,450
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Based on 87,474,258 shares of the Issuer’s common stock outstanding as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2021.

CUSIP No. 87583X109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Boxer Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,871,642
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,871,642

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,871,642
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Based on 87,474,258 shares of the Issuer’s common stock outstanding as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2021.

CUSIP No. 87583X109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Boxer Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,871,642
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,871,642

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,871,642
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Based on 87,474,258 shares of the Issuer’s common stock outstanding as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2021.

CUSIP No. 87583X109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Joe Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,871,642
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,871,642

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,871,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 87,474,258 shares of the Issuer’s common stock outstanding as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2021.

CUSIP No. 87583X109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS MVA Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,524
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,524
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Based on 87,474,258 shares of the Issuer’s common stock outstanding as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2021.

CUSIP No. 87583X109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Aaron I. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,524
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 87,474,258 shares of the Issuer’s common stock outstanding as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2021.

CUSIP No. 87583X109	SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Tango Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 100 Binney Street, Suite 700, Cambridge MA, 02142.

Item 2. Identity and Background.

This Schedule 13D is jointly filed by BCTG Holdings, LLC (“BCTG Holdings”), Boxer Capital, LLC, (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), Joe Lewis, MVA Investors, LLC (“MVA Investors”) and Aaron I. Davis (collectively, the “Reporting Persons”).

BCTG Holdings, a limited liability company organized under the laws of Delaware, is primarily involved in the business of investment in securities. BCTG Holdings is majority-owned by Boxer Capital and Aaron I. Davis is a manager of BCTG Holdings. The board of managers of BCTC Holdings has voting and dispositive power over securities owned by BCTG Holdings.

Boxer Management, a corporation organized under the laws of the Bahamas, is the managing member and majority owner of Boxer Capital, a limited liability company organized under the laws of Delaware. Joe Lewis is the sole indirect owner of and controls Boxer Management. Each of Boxer Capital and Boxer Management are primarily engaged in the business of investing in securities. Joe Lewis is a citizen of the United Kingdom and his present principal occupation or employment is engaging in business as a private investor including through the investments of Boxer Capital.

MVA Investors, a limited liability company organized under the laws of Delaware, is the independent, personal investment vehicle of certain employees of Boxer Capital. MVA Investors is primarily engaged in the business of investment in securities. Aaron I. Davis, a citizen of the United States and the Chief Executive Officer of Boxer Capital, is a member of and has voting and dispositive power over securities held by MVA Investors. Aaron I. Davis is a member of the board of directors of the Issuer.

By virtue of these relationships and pursuant to the SEC’s beneficial ownership rules, the Reporting Persons may be deemed to be members of a group.

The address of each of BCTG Holdings, Boxer Capital, Boxer Management, MVA Investors and Aaron I. Davis for purposes of this filing is: 12860 El Camino Real, Suite 300, San Diego, CA 92130. The address of each of Boxer Management and Joe Lewis for purposes of this filing is: c/o Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

Set forth on Schedule A, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment and (d) citizenship, of each executive officer and director of each of BCTG Holdings, Boxer Capital, Boxer Management and MVA Investors, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than BCTG Holdings, Boxer Capital, Boxer Management or MVA Investors.

The Reporting Persons have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the Common Stock purchased and currently owned by the Reporting Persons is $59,477,647. The source of the funding for the purchases of the Common Stock was the general working capital of each of BCTG Holdings, Boxer Capital and MVA Investors. The information set forth in Item 4 below is incorporated herein by reference.

CUSIP No. 87583X109	SCHEDULE 13D

Item 4. Purpose of Transaction.

On August 10, 2021, a subsidiary of BCTG Acquisition Corp. (“BCTG”), merged with Tango Therapeutics, Inc. (now known as Tango Therapeutics Sub, Inc.) (“Old Tango”), resulting in Old Tango surviving the merger as a wholly-owned subsidiary of BCTG and BCTG changing its name to Tango Therapeutics, Inc. (the “Merger”). The Reporting Persons acquired shares of Common Stock from BCTG in private placements and from the Issuer in a private placement in connection with the Merger. The Reporting Persons acquired their positions in the Common Stock for investment purposes. While the Reporting Persons do not have any current plans, proposals or agreements with respect to the shares of Common Stock except as otherwise disclosed herein, the Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock in the open market or otherwise and reserve the right to dispose of any or all of the shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the shares of Common Stock.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

BCTG Holdings purchased 3,954,950 shares of Common Stock on August 5, 2020 for an aggregate purchase price of $22,970. In addition, BCTG Holdings purchased 533,500 shares of Common Stock on September 2, 2020 for an aggregate purchase price of $5,335,000 in connection with BCTG’s initial public offering and 2,500,000 shares of Common Stock for an aggregate purchase price of $25,000,000 in a PIPE transaction concurrently with the consummation of the Merger.

Boxer Capital purchased (i) 2,859,634 shares of Common Stock on April 7, 2020 for an aggregate purchase price of $11,131,498, (ii) 1,152,374 shares of Common Stock on August 17, 2020 for an aggregate purchase price of $6,394,184, and (iii) 2,859,634 shares of Common Stock on March 11, 2021 for an aggregate purchase price of $11,131,498.

MVA Investors purchased (i) 30,442 shares of Common Stock on April 7, 2020 for an aggregate purchase price of $118,499, (ii) 40,640 shares of Common Stock on August 17, 2020 for an aggregate purchase price of $225,499, and (iii) 30,442 shares of Common Stock on March 11, 2021 for an aggregate purchase price of $118,499.

Item 5. Interest in Securities of the Issuer.

All percentages are based on 87,474,258 shares of the Common Stock outstanding as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2021.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 13,961,616 shares of Common Stock, representing 16.5% of the outstanding shares of Common Stock.

BCTG Holdings beneficially owns 6,988,450 shares of Common Stock which represents 8.3% of the outstanding Common Stock. Boxer Capital, Boxer Management and Joe Lewis beneficially own 6,871,642 shares of Common Stock which represents 8.1% of the outstanding Common Stock. MVA Investors and Aaron I. Davis beneficially own 101,524 shares of Common Stock which represents 0.1% of the outstanding Common Stock.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or to direct the vote:

BCTG Holdings has the sole power to vote or to direct the vote of the 6,988,450 shares of Common Stock it beneficially owns.

CUSIP No. 87583X109	SCHEDULE 13D

(ii) Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 6,871,642 shares of Common Stock they beneficially own. MVA Investors and Aaron I. Davis have shared power to vote or to direct the vote of the 101,524 shares of Common Stock they beneficially own.

(iii) Sole power to dispose or to direct the disposition of:

BCTG Holdings has the sole power to dispose or to direct the disposition of the 6,988,450 shares of Common Stock it beneficially owns.

(iv) Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or to direct the disposition of the 6,871,642 shares of Common Stock they beneficially own. MVA Investors and Aaron I. Davis have shared power to vote or to direct the vote of the 101,524 shares of Common Stock they beneficially own.

(c) Other than as described herein, the Reporting Persons have not engaged in any transactions in the Common Stock in the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated August 20, 2021, among BCTG Holdings, Boxer Capital, Boxer Management, Joe Lewis, MVA Investors and Aaron I. Davis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2021

BCTG HOLDINGS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Manager

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

AARON I. DAVIS

By:	/s/ Aaron I. Davis
Aaron I. Davis, Individually

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

BCTG HOLDINGS, LLC

The managers of BCTG Holdings, LLC are set forth below. The individuals’ business addresses are 12860 El Camino Real, Suite 300, San Diego, CA 92130. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with BCTG Holdings, LLC.

Name	Present Principal Occupation or Employment	Citizenship
Aaron I. Davis	Manager; Employee of Tavistock Life Sciences Company	United States
Christopher Fuglesang	Manager; Employee of Tavistock Life Sciences Company	United States
Andrew Ellis	Manager; Employee of Tavistock Life Sciences Company	United States

BOXER CAPITAL, LLC

The executive officers and managers of Boxer Capital, LLC are set forth below. The individuals’ business addresses are 12860 El Camino Real, Suite 300, San Diego, CA 92130. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Boxer Capital, LLC.

Name	Present Principal Occupation or Employment	Citizenship
Aaron I. Davis	Member, Chief Executive Officer	United States
Shehan B. Dissanayake	Member	United States
Christopher Fuglesang	Member	United States
Boxer Management	Manager	Bahamas

BOXER ASSET MANAGEMENT INC.

The executive officers and directors of Boxer Asset Management Inc. are set forth below. Each individual’s business address is c/o Cay House, EP Taylor Drive N7776 Lyford Cay, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Boxer Asset Management Inc.

Name	Present Principal Occupation or Employment	Citizenship
Joe Lewis	Director, President	United Kingdom
Jason Callender	Director, Vice President	Bahamas

MVA INVESTORS, LLC

The executive officers and directors of MVA Investors, LLC are set forth below. The individuals’ business addresses are 12860 El Camino Real, Suite 300, San Diego, CA 92130. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with MVA Investors, LLC.

Name	Present Principal Occupation or Employment	Citizenship
Aaron I. Davis	Member, Chief Executive Officer, Employee of Tavistock Life Sciences Company	United States
Christopher Fuglesang	Member, President, Employee of Tavistock Life Sciences Company	United States
Shehan B. Dissanayake	Member, Manager, Employee of Tavistock Life Sciences Company	United States

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated August 20, 2021, among BCTG Holdings, Boxer Capital, Boxer Management, Joe Lewis, MVA Investors and Aaron I. Davis.